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                             September 25, 2020

       Christian Gormsen
       Chief Executive Officer
       Eargo, Inc.
       1600 Technology Drive, 6th Floor
       San Jose, CA 95110

                                                        Re: Eargo, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
8, 2020
                                                            CIK No. 0001719395

       Dear Mr. Gormsen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Key Business Metrics, page 81

   1. Please revise to disclose the reasons why you believe these metrics provide useful information to
investors.
       Comparative electroacoustic benchmarking tests, page 120

   2. Please revise to disclose the reasons why you believe the discussion of the comparative electroacoustic
benchmarking tests that you conducted provides useful information to investors.
 Christian Gormsen
Eargo, Inc.
September 25, 2020
Page 2
Principal Stockholders, page 162

3. We note your revisions in response to prior comment 3 that investment and voting decisions by the Pivotal Alpha Limited are made jointly by three or more individuals.
      Please revise to disclose the names of these individuals. Please also revise to disclose who shares voting and dispositive power with Karen P. Welsh over the shares held by
      NEA Ventures. We also note your disclosure that the non-executive board of the Future
      Fund Board of Guardians makes the investment and voting decisions for Future Fund
      Investment Company No.4 Pty Ltd. It appears that the Board of Guardians is the non-
      executive board of the Future Fund. Please revise to clarify, if true, that the Future Fund
      Board of Guardians makes the investment and voting decisions for Future
Fund
      Investment Company No.4 Pty Ltd.
       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameChristian Gormsen
                                                            Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                            Office of Life
Sciences
September 25, 2020 Page 2
cc:       Alan C. Mendelson, Esq.
FirstName LastName